Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

May 30, 2012

VIA EDGAR TRANSMISSION

Mr. Howie Hallock
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
 Securities Act Registration No: 333-17391
 Investment Company Act Registration No: 811-07959
 Kellner Merger Fund (S000037381)

Dear Mr. Hallock:

This correspondence is being filed in response to your oral comments and suggestions of May 21, 2012, May 23, 2012 and May 24, 2012, to the Trust’s Post-Effective Amendment (“PEA”) No. 414 to its registration statement.  PEA No. 414 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on March 30, 2012, for the purpose of adding one new series to the Trust:  Kellner Merger Fund (the “Fund”).

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

PROSPECTUS COMMENTS

Summary Section

1.
Staff Comment:  With respect to the “Investment Objective” section, the Staff considers the first sentence to be excessive in length and unclear from a plain English perspective.  In particular, the Staff is unclear on the meaning of the term “absolute returns.”  Please consider modifying the first sentence to reflect a more concise and clear investment objective for the Fund.  Also, please remove the second sentence as the Staff considers this disclosure a description of the Fund’s investment strategy rather than its investment objective.”

Response:  The Trust responds by revising the disclosure as follows:

“The Kellner Merger Fund (the “Fund”) seeks to achieve positive risk-adjusted ~~absolute~~ returns with less ~~low~~ volatility than the equity markets.  ~~In pursuing its objective, the Fund invests primarily in publicly announced mergers and acquisitions~~.”

2.
Staff Comment:  In the “Fees and Expenses of the Fund” section, please revise the last caption, “Net Annual Fund Operating Expenses,” in the Fund’s Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Prudential Jennison (e.g., Prudential Jennison Growth Fund), Schroder Series Trust, Third Avenue Trust and Foresight Funds, Inc.

3.
Staff Comment:  With respect to the first sentence of the “Principal Investment Strategies of the Fund” section and its description of the Fund’s 80% investment requirement, pursuant to Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), please add a parenthetical stating “including any borrowings for investment purposes” directly following  the term “net assets.”  Please make conforming revisions to the Item 9 disclosure.  Additionally, with respect to the Item 9 disclosure, please also add language indicating that shareholders will receive 60 days notice of any change to the Fund’s 80% investment limitation.

Response:  Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”) requires a fund with a name that suggests the fund focuses its investments in a particular type of security to invest at least 80% of its nets assets in the type of security suggested by the fund’s name.  The use of the word “merger” in the Fund’s name is a reflection of the Fund’s investment strategy to invest in securities of issuers involved in merger, takeover and other similar reorganizations.  It is not reflective of an intention to invest in a particular type of security.  Therefore, the Trust does not believe that its name is subject to Rule 35d-1 of the 1940 Act.  The Registrant notes that this position is consistent with other merger and acquisition funds and arbitrage funds that also do not have an 80% policy, including the Touchstone Merger Arbitrage Fund, a series of Touchstone Funds Group Trust, the PineBridge Merger Arbitrage Fund, a series of PineBridge Mutual Funds, the Arbitrage Opportunity Fund, a series of First Eagle Funds, the Gabelli Enterprise Mergers and Acquisitions Fund, a series of the Gabelli 787 Fund, Inc., and the EQ/GAMCO Mergers and Acquisitions Portfolio, a series of the EQ Advisors Trust. Accordingly, the Trust respectfully declines to make the requested revisions.

4.
Staff Comment:  With respect to the first two paragraphs of the “Principal Investment Strategies of the Fund” section, please revise to eliminate repetitive language.  Please make conforming revisions to the Item 9 disclosure.

Response: The Trust responds by revising the disclosure as follows and by making conforming revisions to the Item 9 disclosures:

“Under normal market conditions, the Fund will invest at least 80% of its net assets in equity securities of U.S. and foreign companies that are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations (collectively, “Merger Transactions”).  The types of equity securities in which the Fund may invest include common stocks, preferred stocks, limited partnerships, and master limited partnerships (“MLPs”) of any size market capitalization.  The Fund may invest without limitation in securities of foreign companies and may also invest in convertible bonds.

The Advisor’s investment technique, sometimes referred to as “merger arbitrage”, is a highly specialized investment approach designed to profit from the successful completion of Merger Transactions ~~mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations~~. In pursuing its strategy, the Advisor may employ investment techniques that involve leverage, such as short selling, borrowing against a line of credit for investment purposes and purchasing and selling options.  The Fund may employ these investment techniques without limit, subject to the Investment Company Act of 1940, as amended (the “1940 Act”). The approach most frequently utilized by the Fund involves purchasing the shares of an announced acquisition target company at a discount to its expected value upon completion of the acquisition. The Advisor may engage in selling securities short under certain circumstances, such as when the terms of a proposed acquisition call for the exchange of common stock and/or other securities. In such a case, the common stock of the company to be acquired may be purchased and, at approximately the same time, an equivalent amount of the acquiring company’s common stock and/or other securities may be sold short. The Fund may enter into equity swap agreements for the purpose of attempting to obtain a desired return on, or exposure to, certain equity securities or equity indices in an expedited manner or at a lower cost to the Fund than if the Fund had invested directly in such securities.”

5.
Staff Comment:  With respect to the “Principal Risks of Investing in the Fund” section, please confirm whether “Master Limited Partnership Risk” and “Convertible Bond Risk” are each principal investment risks of the Fund.  If so, please revise these risk disclosures to more specifically describe the risks associated with these securities, as the current disclosure is broad and general.  If not, please move these risk disclosures to the Fund’s Item 9 disclosure.

Response: The Trust responds by confirming that “Master Limited Partnership Risk” and “Convertible Bond Risk” are not principal risks of the Fund and by removing reference to them from both the “Principal Investment Strategies of the Fund” section and the “Principal Risks of Investing in the Fund” section.  The Trust also responds by designating each risk as a non-principal investment risk in the Item 9 disclosure.

6.	Staff Comment: In the first sentence of the “Tax Information” section, please remove the phrase “that does not use borrowed funds.”

Response: The Trust responds by removing the requested disclosure.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

7.	Staff Comment: With respect to the “Investment Restrictions” section on page 14:

a.	please revise investment restrictions 2 and 3 to indicate what is permitted by the 1940 Act;

b.	please remove the term “physical” from investment restriction 7 so the disclosure covers all commodities, both physical and non-physical; and

c.
please remove the second sentence from investment restriction 5 as the Staff considers it impermissible for this investment restriction to allow the Fund to have freedom of action with respect to industry concentration.

Response:  The Trust responds to 7.a. above by revising the disclosures as follows:

Investment Restriction 2

“Borrow money, except in an amount not to exceed 33 1/3% of the value of its total assets, as permitted by the 1940 Act.”

Investment Restriction 3

”Issue senior securities, except that this restriction shall not be deemed to prohibit the Fund from (a) making any permitted borrowings, mortgages or pledges, or (b) entering into options, futures, currency contracts or repurchase transactions, or except as otherwise permitted under the 1940 Act.”

The Trust responds to 7.b. above by stating that the second sentence of the disclosure appropriately discloses the Fund’s policy with regard to non-physical commodities by indicating that the Fund may invest in futures contracts and other instruments backed by physical commodities.  Accordingly, the Trust respectfully declines to make revisions associated with this comment.

The Trust responds to 7.c. above by revising the disclosure as follows:

Investment Restriction 5

Concentrate its investments in any industry, with the exception of securities issued or guaranteed by the U.S. government, its agencies, and instrumentalities. ~~Not withstanding the foregoing, if a large percentage (namely, at least 50%) of mergers or other corporate events taking place within the U.S. are within one industry (for example, banking or telecommunications) over a given period of time, a large portion of a Fund’s assets could be concentrated in that industry for that period of time.~~

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust